Exhibit 12
AGL Resources Inc.
Statement Setting Forth Ratio of Earnings to Fixed Charges

	Nine months ended September 30,	Fiscal	Fiscal	Fiscal	Fiscal	Fiscal
Dollars in millions	2015	2014	2013	2012	2011	2010
Earnings from continuing operations before income taxes (1)	$257	$922	$482	$418	$300	$390
Add:
Fixed charges (see “B” below)	137	188	189	202	146	123
Amortization of capitalized interest (2)	—	—	—	—	1	—
Distributed income of equity investees	4	8	3	13	—	—
Less:
Interest capitalized (2)	2	—	—	1	1	5
Noncontrolling interest in pre-tax income of subsidiaries that have not incurred fixed charges	15	18	18	15	14	16
Adjusted earnings (A)	$381	$1,100	$656	$617	$432	$492

Fixed charges
Interest on long-term debt	131	185	182	177	101	109
Other interest, including amortized premiums, discounts and capitalized expenses related to indebtedness liability	1	(4)	(5)	12	38	7
Estimated interest components of rentals	5	7	12	13	7	7
Total fixed charges (B)	$137	$188	$189	$202	$146	$123

Ratio of earnings to fixed charges (A)/(B)	2.78	5.85	3.47	3.05	2.96	4.00

(1)	Excludes distributed income of equity investees.

(2)	Includes interest capitalized and related amortization for our nonregulated segments.